Exhibit 99.3

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. (New York time) on October 18, 2006)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such receipt(s) of Shanda Interactive Entertainment Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on September 14, 2006, at the Annual General Meeting of Shareholders of Shanda Interactive Entertainment Limited to be held at 10:00 a.m. on October 25, 2006 at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, 201203, China, in respect of the resolutions specified on the reverse.

NOTE:

1.	Please direct the Depositary how it is to vote by marking X
in the appropriate box opposite the resolution. It is
understood that, if this form is signed and returned but no
instructions are indicated in the boxes, then a
discretionary proxy will be given to a person designated by
the Company.

2.	It is understood that, if this form is not signed and
returned, the Depositary will deem such holder to have
instructed the Depositary to give a discretionary proxy to a person designated by the Company.

To include any comments, please mark this box.  ☐

Please complete and date this voting instruction on the reverse side and return it promptly in the accompanying envelope.

Ñ DETACH VOTING INSTRUCTION HERE Ñ

Mark, Sign, Date and Return	☒

the Voting Instruction Promptly	Votes must be indicated

Using the Enclosed Envelope.	(x) in Black or Blue ink.

PROPOSAL NO. 1: Elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:	FOR	AGAINST	ABSTAIN

1. Tianqiao Chen	☐	☐	☐

2. Jun Tang	☐	☐	☐

3. Danian Chen	☐	☐	☐

4. Qianqian Luo	☐	☐	☐

5. Chengyu Xiong	☐	☐	☐

6. Jingsheng Huang	☐	☐	☐

7. Qunzhao Tan	☐	☐	☐

8. Yong Zhang	☐	☐	☐

9. Bruno Wu	☐	☐	☐

To change your address, please mark this box. ☐

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here	Co-Owner sign here